AB 7/9

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 1 2009
DIVISION OF MARKET REGULATION

09041788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-20357

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/08** (MM/DD/YY) AND ENDING **12/31/08** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Associates, A Limited Partnership**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**New Jersey**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Post **(201) 871-0866**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Gerald Post**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o: **Alpine Associates, A Limited Partnership**, as of **December 31**, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Eckert Corp., General Partner of Alpine Associates

Title

Notary Public

JOAN P. ZERR
A Notary Public of New Jersey
My Commission Expires July 20, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Financial Statements and Schedules

(With Independent Auditor's Report on Internal Control
Pursuant to SEC Rule 17a-5)

December 31, 2008

(With Independent Auditors' Report Thereon)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Partners
Alpine Associates, A Limited Partnership:

We have audited the accompanying statement of financial condition of Alpine Associates, A Limited Partnership (the Partnership), including the condensed schedule of investment, as of December 31, 2008, and the related statement of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Associates, A Limited Partnership as of December 31, 2008, and the results of its operations, the changes in partnership capital, and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$ 2,163,801
Deposits with clearing organizations	8,089,820
Securities owned, at fair value (cost $786,582,970) (note 5)	645,071,138
Receivables from brokers, dealers, and clearing organizations (notes 4 and 5)*	953,425,691
Receivables from affiliates	500,290
Dividends and interest receivable	3,264,394
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $271,109	266,079
Other assets	148,277
Total assets	$ 1,612,929,490

Liabilities and Partnership Capital

Liabilities:	
Securities sold, not yet purchased, at fair value (proceeds $324,043,130) (note 5)	$ 273,684,497
Payables to brokers, dealers, and clearing organizations (notes 4 and 5)*	184,935,459
Payable to affiliates (note 3)	2,320,772
Dividends and interest payable	461,334
Accounts payable, accrued expenses, and other liabilities	246,366
Total liabilities	461,648,428
Commitments and contingencies	
Partnership capital:	
General partner	21,337
Limited partners	1,151,259,725
Total partnership capital (note 6)	1,151,281,062
Total liabilities and partnership capital	$ 1,612,929,490

* Includes $30,841,891 of securities borrowed which have been reloaned to other counterparties.

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2008

		Value
Securities owned, at fair value (56.03%):		
Common stock (28.65%):		
Communications (5.72%)	$	65,898,531
Consumer (0.66%)		7,652,539
Energy (0.83%)		9,577,552
Financial (5.42%)		62,394,616
Healthcare (3.23%)		37,224,060
Industrial (4.14%)		47,682,162
Manufacturing (5.93%)		68,206,949
Media and entertainment (0.04%)		479,181
Pharmaceutical (1.14%)		12,999,972
Technology (0.34%)		3,940,188
Utilities (1.20%)		13,799,500
Total common stock (cost $355,222,398)		329,855,250
Preferred stock (1.79%):		
Energy (0.44%)		5,070,148
Healthcare (0.89%)		10,266,061
Industrial (0.33%)		3,713,985
Technology (0.13%)		1,505,397
Total preferred stock (cost $37,147,366)		20,555,591
Convertible bonds (18.77%):		
Communications (0.29%)		3,322,506
Energy (1.11%)		12,773,923
Financial (2.87%)		32,990,061
Healthcare (4.52%)		52,074,449
Industrial (4.37%)		50,358,220
Internet (1.03%)		11,903,499
Manufacturing (0.79%)		9,138,561
Pharmaceutical (1.25%)		14,258,268
Technology (2.54%)		29,252,529
Total convertible bonds (cost $291,283,328)		216,072,016
Options (0.01%):		
Healthcare (0.00%)		5,745
Industrial (0.01%)		79,823
Total options (cost $85,227)		85,568
Exchange traded funds (0.74%):		
Financial (0.49%)		5,659,500
Other (0.25%)		2,909,000
Total exchange traded funds (cost $8,965,005)		8,568,500
Other securities (2.11%):		
Communications (0.01%)		159,840
Consumer (0.00%)		55,532
Energy (1.48%)		17,046,778
Financial (0.00%)		23,000
Internet (0.06%)		551,166
Manufacturing (0.56%)		6,469,044
Total other securities (cost $22,182,029)		24,305,360

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2008

	Value
Securities owned, at fair value, continued:	
Distressed bonds (1.22%):	
Consumer (0.76%)	$ 8,642,900
Manufacturing (0.39%)	4,590,000
Technology (0.07%)	850,000
Total distressed bonds (cost $21,197,837)	14,082,900
Privately held securities (2.74%):	
Communications (0.07%)	822,800
Consumer (0.43%)	5,000,190
Energy (0.09%)	1,052,049
Financial (1.98%)	22,799,500
Industrial (0.04%)	357,631
Media and entertainment (0.12%)	1,329,266
Real estate (0.01%)	171,818
Technology (0.00%)	12,699
Total privately held securities (cost $50,499,780)	31,545,953
Total Securities owned, at fair value (cost $786,582,970)	$ 645,071,138

	Investment in securities owned, at fair value	Percentage of investments in securities, owned, at fair value
Country composition:		
United States	$ 582,216,876	90.26%
Canada	33,270,568	5.16
Channel Islands	16,964,209	2.63
Bermuda	4,320,000	0.67
Chile	3,628,500	0.56
China	2,909,000	0.45
Israel	1,761,985	0.27
	$ 645,071,138	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2008

		Value
Securities sold, not yet purchased, at fair value (23.77%):		
Common stock (22.29%):		
Communications (3.83%)	$	44,122,358
Energy (1.38%)		15,832,689
Financial (6.06%)		69,749,165
Healthcare (2.17%)		24,948,818
Industrial (2.37%)		27,436,411
Internet (0.62%)		7,125,570
Manufacturing (1.23%)		14,162,602
Pharmaceutical (2.42%)		27,874,196
Technology (2.21%)		25,402,878
Total common stock (proceeds $307,668,956)		256,654,687
Options (0.02%):		
Energy (0.01%)	$	157,420
Industrial (0.01%)		88,140
Total options-short (proceeds $272,907)		245,560
Exchange traded funds (1.46%):		
Manufacturing (0.26%)		2,995,000
Utilities (1.20%)		13,789,250
Total exchange traded funds (proceeds $16,101,267)		16,784,250
Total securities sold, not yet purchased, at fair value (proceeds $324,043,130)	$	273,684,497

	Securities sold, not yet purchased, at market value	Percentage of securities sold, not yet purchased, at market value
Country composition:		
United States	$ 252,741,266	92.35%
Spain	17,021,264	6.22
Canada	3,921,967	1.43
	$ 273,684,497	100.00%

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2008

		Value
Total return equity swaps (0.16%):		
Unrealized depreciation on total return equity swaps *		$ 1,858,760

	Notional amount of total return equity swaps	Percentage of notional amount of total return equity swaps
Country composition:		
Canada	$ 19,370,605	72.36%
Great Britain	7,397,509	27.64
	$ 26,768,114	100.00%

Futures (0.11%):		
Unrealized appreciation on total index futures *		$ 1,303,880

	Notional amount of total index futures	Percentage of notional amount of index futures
Country composition:		
United States	$ 73,823,960	100.00%

* Unrealized appreciation and depreciation on total return swaps and futures are recorded within receivables from brokers, dealers, and clearing organizations and payables to brokers, dealers, and clearing organizations, respectively.

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2008

	Shares	Value
Shorts against the box – held long (67.91%):		
Communications (2.58%)		$ 29,662,489
Energy (5.03%)		57,898,513
Financial (7.30%)		84,086,418
Healthcare (5.47%)		62,980,929
Industrial (7.31%)		84,167,897
Internet (3.81%)		43,897,419
Manufacturing (8.03%):		92,409,442
Media and entertainment (10.85%):		
Comcast Corporation (5.56%)	3,791,575	64,001,786
Other (5.29%)		60,932,331
Total media and entertainment		124,934,117
Pharmaceutical (14.77%):		
AmerisourceBergen Corp. (11.18%)	3,609,324	128,708,494
Other (3.59%)		41,356,648
Total pharmaceutical		170,065,142
Technology (2.76%)		31,753,163
Total shorts against the box – held long (cost $1,076,224,817)		$ 781,855,529

(Continued)

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Condensed Schedule of Investments

December 31, 2008

	Shares	Value
Shorts against the box – held short (67.91%):		
Communications (2.58%)		$ 29,662,489
Energy (5.03%)		57,898,513
Financial (7.30%)		84,086,418
Healthcare (5.47%)		62,980,929
Industrial (7.31%)		84,167,897
Internet (3.81%)		43,897,419
Manufacturing (8.03%)		92,409,442
Media and entertainment (10.85%):		
Comcast Corporation (5.56%)	3,791,575	64,001,786
Other (5.29%)		60,932,331
Total media and entertainment		124,934,117
Pharmaceutical (14.77%):		
AmerisourceBergen Corp. (11.18%)	3,609,324	128,708,494
Other (3.59%)		41,356,648
Total pharmaceutical		170,065,142
Technology (2.76%)		31,753,163
Total shorts against the box – held short (proceeds $1,718,208,729)		$ 781,855,529

Unless otherwise noted, investment percentages are based upon percentage of total partnership capital.

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Income

Year ended December 31, 2008

Revenues:		
Interest earned from borrowed securities	$	35,791,267
Trading and arbitrage losses		(32,251,449)
Dividend income		19,125,717
Interest income		17,965,059
Total revenues		40,630,594
Expenses:		
Interest incurred on loaned securities		31,296,346
Advisory fee (note 3)		29,677,670
Operating expenses (note 3)		6,449,084
Interest expense (note 3)		20,877,539
Dividends on securities sold short		5,607,196
Commissions and clearing costs		6,453,679
Legal fees and other professional services		1,043,597
Compensation of the general partner (note 3)		50,000
Total expenses		101,455,111
Net loss	$	(60,824,517)

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Changes in Partnership Capital

Year ended December 31, 2008

		General partner	Limited partners	Total
Balance as of December 31, 2007	$	1,660	1,302,883,950	1,302,885,610
Capital contributions		—	60,949,649	60,949,649
Capital withdrawals		(859)	(151,728,821)	(151,729,680)
Net income (loss)		20,536	(60,845,053)	(60,824,517)
Balance as of December 31, 2008	$	21,337	1,151,259,725	1,151,281,062

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (60,824,517)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	80,760
(Increase) decrease in operating assets:	
Deposits with clearing organizations	9,700,000
Securities owned, at fair value	846,884,721
Receivables from brokers, dealers, and clearing organizations	1,536,603,210
Receivable from affiliates	631,294
Dividends and interest receivable	1,435,945
Other assets	(2,113,291)
Increase (decrease) in operating liabilities:	
Securities sold, not yet purchased, at fair value	89,091,347
Payables to brokers, dealers, and clearing organizations	(2,332,072,081)
Payable to affiliates	1,865,032
Dividends and interest payable	(1,827,544)
Accounts payable, accrued expenses, and other liabilities	(2,197,908)
Net cash provided by operating activities	87,256,968
Cash flows from investing activities:	
Purchases of furniture, fixtures, and equipment	(48,855)
Net cash used in investing activities	(48,855)
Cash flows from financing activities:	
Capital contributions	60,949,649
Capital withdrawals	(151,729,680)
Net cash used in financing activities	(90,780,031)
Net decrease in cash and cash equivalents	(3,571,918)
Cash and cash equivalents as of beginning of year	5,735,719
Cash and cash equivalents as of end of year	$ 2,163,801
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 54,269,542

See accompanying notes to financial statements.

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Notes to Financial Statements

December 31, 2008

(1) Organization and Nature of Business

Alpine Associates, A Limited Partnership, (Alpine or the Partnership) is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corporation) is a corporation whose sole shareholder is also a limited partner.

Alpine trades equity securities, convertible debt, options, swaps, futures contracts, and other financial instruments for its own account. These trading activities are primarily related to merger arbitrage.

Alpine is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

Profits and losses are allocated as follows:

a. Net profits, after a 12% priority distribution to the limited partners (as defined in the Partnership Agreement), but only until Alpine shall earn a 20% return, are allocated 70% to the limited partners and 30% to the general partner. Subsequent to Alpine earning a 20% return, net profits are allocated 80% to the limited partners and 20% to the general partner.

b. Net losses are allocated first to the general partner based on its share of capital (as defined), and the remaining net losses are allocated to the limited partners. Net profits allocated to the general partner are not subject to reduction by net losses if a limited partner withdraws capital and a portion of the withdrawal represents profits in excess of the priority distribution.

(2) Significant Accounting Policies

(a) Securities

Investment transactions are accounted for as of the trade date. Exchange-traded equity securities are valued at the last sales price on the principal exchange on which the security is traded. If there is no trading volume for a particular valuation day, the last bid price is used. For equity securities traded in the over-the-counter market, the security is valued at the last sale price, or if no sale, at the latest bid price available. Debt securities are valued on the basis of prices obtained from an independent pricing source or broker quotes. The pricing source may utilize various pricing methodologies that incorporate both models (which consider factors such as yield, quality, coupon rate, maturity, issue type, quoted prices for similar securities, prepayment speeds and trading characteristics) and dealer-supplied valuations to derive a valuation. Investments (including certain private equity and distressed debt investments) which are not readily marketable are valued at their estimated fair value as determined by the general partner. Short against the box represents equity securities sold, not yet purchased, for which Alpine has a corresponding equity securities-owned position.

Securities borrowed and securities loaned are carried at contract value. Interest income and expense on securities borrowed and loaned transactions are recorded as interest earned from borrowed securities and interest incurred on loaned securities, respectively, in the accompanying statement of income.

(b) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of 5 to 10 years.

(Continued)

(c) ***Foreign Currency Translation***

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates, with resulting gains and losses reflected in the accompanying statement of income as a component of trading and arbitrage gains.

(d) ***Cash Equivalents***

Alpine considers demand deposits and short-term fixed income highly liquid investments with original maturities of less than three months to be cash equivalents.

(e) ***Taxes***

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. As a New Jersey limited partnership, Alpine is subject to a minimal New Jersey tax filing fee.

(f) ***Trading and Arbitrage Gains***

Trading and arbitrage gains include both net realized and unrealized gains and losses on securities owned and securities sold.

(g) ***Preparation of Financial Statements***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) ***Fair Value Measurements***

In September 2006, the FASB released Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157) which provides guidance in using fair value to measure assets and liabilities and enhances disclosures about fair value measurements. The Partnership adopted FAS 157 as of January 1, 2008. The impact of adopting FAS 157 did not have a material effect on the Fund's results of operations or net assets.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The hierarchy requires the use of observable market data when available. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a summary of the levels within the fair value hierarchy for the Partnership's assets and liabilities as of December 31, 2008:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Securities owned, at fair value:				
Common stock	$ 329,842,500	—	12,750	329,855,250
Preferred stock	—	20,555,591	—	20,555,591
Convertible bonds	—	216,072,016	—	216,072,016
Options	—	85,568	—	85,568
Exchange traded funds	8,568,500	—	—	8,568,500
Other securities	—	17,276,399	7,028,961	24,305,360
Distressed bonds	—	4,990,000	9,092,900	14,082,900
Privately held securities	—	6,208,902	25,337,051	31,545,953
Total assets	$ 338,411,000	265,188,476	41,471,662	645,071,138
Securities sold, not yet purchased, at fair value:				
Common stock	$ 256,654,687	—	—	256,654,687
Options	—	245,560	—	245,560
Exchange traded funds	16,784,250	—	—	16,784,250
Total liabilities	$ 273,438,937	245,560	—	273,684,497

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category in the table below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

	Balance at January 1, 2008	Realized and unrealized gains (losses)	Purchases, sales, and settlements	Net transfers in and/or (out) of Level 3	Balance at December 31, 2008
Assets:					
Level III securities	$ 51,901,861	(13,432,618)	3,002,419	—	41,471,662

Realized and unrealized gains and losses are included in trading and arbitrage losses in the Statement of Income. The change in unrealized losses for the year ended December 31, 2008 for investments still held at December 31, 2008 of $12.0 million is reflected in Trading and arbitrage losses in the Statement of Income.

The Partnership holds financial instruments for which limited or no observable market data is available. Fair value measurements for these instruments fall within Level 3 of the fair value hierarchy of FASB Statement No. 157, *Fair Value Measurements*. These fair value measurements are based primarily upon our own estimates and are often calculated based on our current pricing policy, the current economic and competitive environment, the characteristics of the instrument, credit, interest, and currency rate risks, and other such factors. Therefore, the results cannot be determined with precision, cannot be substantiated by comparison to quoted prices in active markets, and may not be realized in a current sale or immediate settlement of the asset or liability. Additionally, there are inherent uncertainties in any fair value measurement technique, and changes in the underlying assumptions used, including discount rates, liquidity risks, and estimates of future cash flows, could significantly affect the fair value measurement amounts.

(3) Transactions with Related Parties

Alpine is a limited partnership, managed by the general partner. The Partnership Agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between Alpine and a company that is owned by the spouse of the sole shareholder of Alpine's general partner (the trading advisor) to provide research assistance and advice in connection with merger arbitrage transactions and trading decisions for Alpine in return for an advisory fee. The trading advisor is also engaged as a trading advisor for eight other entities in a business similar to Alpine's. Similar trading strategies are employed by the trading advisor for the eight other entities. The advisory fee, which is included in the accompanying statement of income, is determined monthly and is 0.2% of Alpine's average capital balance during such month.

Pursuant to agreements between Alpine and five of the eight other entities engaged in a business similar to that of Alpine (the Agreements), Alpine will share with the five other entities all realized and unrealized

gains and losses derived from its distressed securities portfolio in order to permit such entities to participate, on a substantially parallel basis, in the economic equivalent of such investments without undue effort or expense.

Any party receiving an allocation of a participation in respect of such distressed securities investments shall monthly, receive from, or pay to, as appropriate, Alpine, an amount equal to any profit or loss attributable to such investments. Profits and losses are allocated pro rata among the parties based upon the underlying capital of each entity.

In accordance with the Agreements, the entities will also pay monthly interest to Alpine, an amount reflecting the use of capital for holding such investments. Interest payments are based upon the current 30-day LIBOR rate applied to Alpine's pro rata allocation of the underlying distressed securities and futures portfolio.

An agreement exists between Alpine and an affiliate of Alpine's general partner. This affiliate (the administrative affiliate) provides various administrative services including research, back-office operations, trade executions, and other personnel services, as well as furnishes office space, to Alpine. Alpine shares services provided by the administrative affiliate with eight other entities engaged in a business similar to Alpine's. During 2008, total administrative fees were $3,709,352, which are included in operating expenses in the statement of income.

The amounts payable to and due from affiliates as of December 31, 2008 and interest expense for the year ended December 31, 2008 are as follows:

	Balance December 31, 2008	Interest expense
Due to:		
A&T Management	$ 1,735,914	—
Administrative affiliate	41,542	2,207
Alpine Partners, L.P.	270,827	—
Alpine Enhanced, L.P.	272,489	—
	$ 2,320,772	2,207
Due from:		
Palisades Partners, L.P.	$ 58,373	—
Alpine Associates II, L.P.	367,404	—
Alpine Institutional, L.P.	750	—
Alpine Associates Offshore Fund, Ltd.	32,888	—
Alpine Associates Offshore Fund II, Ltd.	40,875	—
	$ 500,290	—

(Continued)

(4) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2008, receivables from and payables to brokers, dealers, and clearing organizations included approximately $865 million of securities borrowed and approximately $51 million of securities loaned, respectively.

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require Alpine to deposit cash with the lender. With respect to securities loaned, Alpine receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. Alpine monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2008, Alpine has received securities with a fair value of approximately $849 million related to its securities borrowed transactions. As of December 31, 2008, Alpine has pledged securities with a fair value of approximately $42 million related to its securities loaned transactions. Alpine continues to report assets it has pledged as collateral in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets.

(5) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, Alpine's activities involve execution, settlement, and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose Alpine to counterparty risk. Such counterparties represent principally major brokerage institutions. Alpine monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the fair value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

Alpine may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. Alpine monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Alpine enters into exchange-traded equity index futures and equity option positions to hedge its trading and arbitrage positions. Alpine will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. Alpine also enters into certain swap contracts for purposes other than hedging. All derivative instruments are recorded at fair value in the statement of financial condition with the resultant changes in fair value of derivatives recorded as a component of trading and arbitrage gains in the accompanying statement of income. The following notional amounts of these derivatives as of December 31, 2008 are not reflected in the statement of financial condition but are indicators of the volume of transactions.

Equity options	$	3,587,500
Equity index and commodity futures		73,823,960
Total return equity swaps:		
Canada		19,370,605
Great Britain		7,397,509
	$	26,768,114

(Continued)

(6) Net Capital

Alpine is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. As of December 31, 2008, Alpine's net capital was $952,150,309, which was $951,900,309 in excess of regulatory requirements. Capital may not be withdrawn from Alpine to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Credit Suisse LLC, Deutsche Bank AG and J.P. Morgan Chase (collectively, the Brokers) (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(7) Commitments and Contingencies

In its normal course of business, the Partnership is subject to examinations and requests for information from its regulators. The Partnership has complied with these requests and does not expect the resolution of any will result in a material adverse effect on the Partnership's financial position or results of operations.

(8) Financial Highlights

Financial highlights for the Partnership for the year ended December 31, 2008 were as follows:

Total return	(4.82)%

Total return is calculated based on net assets for the limited partner class taken as a whole. An individual investor's return may vary from this return based on the timing of capital transactions.

The following table presents net investment loss and operating expenses to average partnership capital ratios for the year ended December 31, 2008:

Net investment loss	(1.95)%
Operating expenses	5.16

The net investment loss and operating expense ratios are calculated based on average monthly net assets of limited partners. Net investment loss is calculated based on interest earned from borrowed securities, dividends and interest less total expenses. Operating expenses are calculated based on total expenses less interest incurred on loaned securities. The computation of such ratios are based on the amount of net investment loss and operating expenses assessed to an individual limited partner's capital may vary from these ratios based on the timing of capital transactions.

Schedule I

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

Computation of net capital:		
Total partners' capital:		$ 1,151,281,062
Deduction and/or charges:		
Nonallowable assets	$ (70,848,857)	
Commodity futures contracts and spot commodities proprietary capital charges	(17,115,529)	(87,964,386)
Net capital before haircut on firm securities		1,063,316,676
Haircuts on firm securities		111,166,367
Net capital		952,150,309
Computation of alternative net capital requirements:		
Minimum net capital requirement		250,000
Excess net capital		$ 951,900,309
Net capital in excess of 5% of aggregate debit items or 120% of minimum net capital requirements, whichever is greater		$ 951,850,309

The above computation does not differ materially from the Partnership's computation of net capital filed with FOCUS Form X-17A-5 Part IIA as filed on January 27, 2009 with the Financial Industry Regulatory Authority.

See accompanying independent auditors' report.

(Continued)

Schedule I

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Schedule of Nonallowable Assets

December 31, 2008

Description		Amount
Securities owned, not readily marketable, at fair value	$	69,934,213
Receivables from affiliates		500,290
Furniture, fixtures, and equipment, net		266,079
Interest receivables on nonallowable assets		—
Other assets		148,275
Total nonallowable assets	$	70,848,857

See accompanying independent auditors' report.

Schedule II

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3

December 31, 2008

		Amount
Credit balances:		
Free Credit balance and other credit balance in customers' security accounts	$	—
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		—
Credit balances in firm accounts which are attributable to principal sales to customers.		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.		—
Other		—
Total credits	$	—
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		—
Failed to deliver of customers' securities not older than 30 calendar days		—
Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts		—
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Market value of stock dividends, stock splits and similar distributions		—
Other		—
Aggregate debit items		—
Less 3% (for alternative method only)		
Total 15c3-3 debits	$	—

Note: There are no differences between this computation and the amended computation filed by the Company on Securities and Exchange Commission Form X-17A-5 as of January 27, 2009.

See accompanying independent auditor's report.

KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5**

The Partners
Alpine Associates, A Limited Partnership:

In planning and performing our audit of the financial statements of Alpine Associates, A Limited Partnership, (the Partnership) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Partnerships including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as requires by Rule 15c3-3.

Management of the Partnership is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner, Limited Partners, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009